SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores on September 8, 2005 related to the annual financial statements for the period ended on June 30, 2005.

We address you pursuant to Sec. 62 of the Regulations of Buenos Aires Stock Exchange in order to provide the following information:

	06-30-05		06-30-04
1- RESULT FOR THE YEAR
	$		$
Ordinary		76,798,918		32,103,022
Extraordinary		—		—
Income for the year		76,798,918		32,103,022

2- BREAKDOWN OF SHAREHOLDERS’ EQUITY
Outstanding shares		162,784,579		150,532,819
Treasury shares		—		240,000

Total Subscribed Capital		162,784,579		150,772,819
Comprehensive capital adjustment		166,218,124		166,218,124
Additional paid-in capital		78,175,196		106,323,100
Appraisal write-ups		—		—
Legal Reserve		7,692,591		6,087,440
Retained earnings		108,200,480		35,766,713
TOTAL SHAREHOLDERS’ EQUITY		523,070,970		465,168,196

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the COMPANY is $162,784,579.- whose share structure is divided in 162,784,579 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Furthermore, we inform that as of June 30, 2005, 134,682,867 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 82.7% of the issued and outstanding capital stock.-

The principal shareholder is Inversiones Financieras del Sur S.A. with 28,101,712 shares, which represent 17.3% of the issued and outstanding capital stock.-

It is worth remembering here that in November 2002, the company issued convertible Notes that also have an option to purchase additional shares. In case that all the holders convert their notes, the number of shares would increase to 241,806,919 shares, and in case that the holders also exercise their options, the number of shares would increase to 321,212,255. If Inversiones Financieras del Sur S.A. exercises the right to convert its notes as the rest of the holders, its holding would increase to 31.1%, namely 75,271,907 shares and if it exercises its options as the rest of the holders its holding would increase to 38.1%, namely 122,442,102 shares.

Furthermore, it is placed on record that the board is still analyzing the policy on dividends and fees for the Board and Supervisory Committee.-

Below are the main results for the year:

•	Net Income for fiscal year 2005 amounted to Ps. 76.8 million, a 139% higher than the Ps. 32,1 million obtained during fiscal year 2004.

•	We completed the agricultural campaign with an exceptional production of 143,250 tons of wheat, corn, sunflower and soybean, a 100.6% higher than the previous year.

•	During fiscal year 2005 we completed the development of 6,000 new hectares to be exploited in the cattle business in our “Los Pozos” farm.

•	We inaugurated a large dairy farm with state-of-the-art technology that allows us to increase our production in 36,000 daily liters of milk.

•	The sale of “San Enrique” and “Ñacurutú” farms, with returns of 595% and 192% respectively, resulted in an income of Ps. 20 million.

•	We renewed our portfolio through the acquisition of two new farms, one of 1,946 hectares in the province of La Pampa and the other of more than 6,000 hectares, notarized after year-end, in the province of Entre Ríos.

•	During the year, our investment in IRSA contributed an income of Ps. 26.4 million to our results.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2005